Rasna Therapeutics, Inc.
420 Lexington Ave. Suite 2525
New York, NY 10170

June 27, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attention: Jim B. Rosenberg
Re:     Rasna Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2016
Filed September 28, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 21, 2016
File No. 333-191083
Dear Mr. Rosenberg:

This letter sets forth the responses of Rasna Therapeutics, Inc., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 26, 2017 ("Comments Letter") concerning the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2016 and Form 10-Q for the Quarterly Period Ended September 30, 2016 (collectively, the “Filings”).
The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.
Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Condensed Consolidated Financial Statements
3. Acquisitions, page 10

1.     Please provide us with the final Hudson Group valuation report that includes the valuation of rights to Prof. Falini’s NPM1 research.

We have attached the final Hudson Group valuation report as Exhibit A to this response letter.

2.    Please provide us a detailed analysis supporting your determination that the rights to Prof. Falini’s NPM1 research and conclusions have an indefinite useful life. Refer to ASC 350-30-35-4.

Prof. Falini’s NPM1 research and conclusions (the “Asset”) continues to be a cornerstone of the R&D projects of the Company. Currently the Company has several research projects underway which directly employ the research, and conclusions reached, by Prof. Falini. Management applies the guidance within ASC 350-30-35-2 to define the useful life of its intangible assets, and therefore considers the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.

At the time of acquisition, and at present, no legal, regulatory, contractual, competitive, economic, or other factors were present that would constrain the useful life of the Asset to the Company. The agreement to purchase the Asset has no provisions that would limit the timeframe of use, legally, contractually or economically, and the Asset remains a competitive platform for results in the treatment of Acute Myeloid Leukemia (“AML”) and lymphoma. Specifically, the agreement irrevocably assigns all rights and title to the Asset, without limitation or contingencies. Therefore, in accordance with ASC 350-30-35-4, the Company recorded the Asset as an indefinite lived intangible at the date of acquisition.

In addition to the consideration of the above noted factors that could limit the useful life, Management also considered the Guidance in ASC 350-30-35-3 for other factors that could limit the Asset’s useful life. Management first considered the Company’s intended use of the Asset. It was determined that the Asset would be used by the entity for the research and development activities for the treatment of AML beyond the foreseeable horizon, as the Asset acquired was the Platform Technology proving that the NPM1 mutated AML was a critical genetic lesion in AML. Furthermore, no other assets owned by the Company are expected to impact the useful life of the Platform Technology. Management then considered the effects of potential obsolescence, demand, competition, and other economic factors, as required within ASC 350-30-35-3. Management notes that the Asset remains in use for research and development projects that were intended at the date of acquisition, and no limitations or alternative technology has emerged that would suggest obsolescence or a change in the competitive landscape for the technology as of the most recent reporting period. In addition, Management considered the level of maintenance expenditures that would be required to obtain expected future cash flows from the Asset, noting minimal, if any, required maintenance expenditures, as the research and conclusions on the Platform Technology were completed. Finally, as the income approach was not used to value the Asset, Management was unable to consider that as a factor to consider in determining the useful life, other than to conclude that the expected future cashflows that would indirectly be provided from the Asset would continue beyond the foreseeable horizon once the treatments that are based on the Platform Technology are approved for use. Based thereon, the life of the Asset for use by the Company in research and development extends beyond the foreseeable horizon, and there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the Company.

We therefore believe that the Asset was appropriately classified as indefinite life intangible asset at the date of the Transaction, and should also be classified as an indefinite lived intangible asset as of the most recent reporting period.

Sincerely,

/s/ Tiziano Lazzaretti